Exhibit 99.1

Draganfly Deploys Advanced Commander 3XL and Commences Training with Squamish Search and Rescue

Delivery of Advanced Commander 3XL and Precision Delivery System Marks Key Milestone

Squamish, BC., August 6, 2024 (GLOBE NEWSWIRE) – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the delivery of its newest Advanced First Responder assets to Squamish Search and Rescue (SSAR), inclusive of the Commander 3XL drone and modular payloads. This delivery marks a significant step in enhancing First Responder capabilities.

Draganfly is conducting comprehensive training and pilot operations with SSAR team members, focusing on the Commander 3XL and its modular payloads. These training sessions encompass a variety of region-specific scenarios that reflect the broad scope of SSAR’s missions, including front and backcountry rescue, delivery of critical goods, and swift water rescue.

“This delivery represents the first of many deployments as we continue to develop and refine compelling drone solutions for search and rescue operations,” said Cameron Chell, CEO of Draganfly. “Our collaboration with SSAR is a testament to our commitment to leveraging advanced UAV technology to save lives and improve operational efficiency.”

Lianne Girard, Director of Technology at Squamish Search and Rescue, commented, “The arrival of the Commander 3XL and the precision delivery system holds exciting possibilities for SSAR. We are eager to begin training with these tools and understand their full capabilities”.

This work underscores the impacts of UAV technology in critical rescue operations, helping ensure aid can be delivered efficiently to those in need, regardless of challenging terrain and accessibility issues.

Pursuant to a prior underwritten public offering of the Company in the United States, the Company issued 6,400,000 common share purchase warrants (the “October Warrants”) with each warrant entitling the holder thereof (the “Holder”) to purchase one common share of the Company (a “Share”) at an exercise price of US$0.6123 (subsequently reduced to US$0.259 as noted in the Company’s May 1, 2024 News Release), subject to adjustment, until October 30, 2028. On May 1, 2024, the Company issued 13,513,514 warrants (the “May Warrants”, and together with the October Warrants, the “Warrants”) to purchase Shares to the Holder at an exercise price of CA$0.3540 per Share, subject to adjustment, until May 1, 2029. In an effort to have the Warrants treated as shareholder’s equity, and not a derivative liability on the Company’s balance sheet, the Holder and the Company entered into an amendment agreement to amend certain provisions related to determining the value of underlying common shares of the Company on completion of fundamental transactions in exchange for the exercise price of the Warrants being reduced to the Canadian dollar equivalent of US$0.1646.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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●	Frankfurt Listing

Media Contact Email: media@draganfly.com

Company Contact Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to advanced UAV technology’s ability to save lives and improve operational efficiency. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.